Positive CPMP Opinion for Radioimmunotherapy Zevalin(R) in Europe

Berlin, September 26, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Schering has received a positive opinion from the Committee of Proprietary MedicinalProducts (CPMP) for its radioimmunotherapy product Zevalin(R). CPMP is the scientific committee that reviews human medicinal product applications for the EU Centralized Procedure. Schering
AG received the CPMP positive opinion for its application for Zevalin(R) in the treatment of adult patients with rituximab relapsed or refractory CD20+ follicular B-cell non-Hodgkin's Lymphoma (NHL). Schering AG expects the European Commission's marketing approval for Zevalin(R) within the next months and is ready to launch the product shortly after approval in the EU countries.

"Schering is one of the world's leading companies in the field of hematological oncology, offering new hope to physicians and patients," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. "By its unique mode of action, Zevalin(R) could bring a new quality of life to patients, who have passed other treatment options available and until today had no hope nor perspectives left."

Schering AG, Germany, holds a leading position in hematological oncology with its products Fludara(R) / Fludara(R)Oral, a standard therapy for patients with chronic lymphocytic leukemia (CLL), and MabCampath(R) (marketed as Campath(R) in the U.S.) for patients with CLL who have failed Fludara(R) therapy.
For Zevalin(R) Schering AG holds worldwide marketing and distribution rights excluding the U.S., where IDEC Pharmaceuticals Corp. retains its rights. Zevalin(R), a one time only radioimmunotherapy, combines the targeting abilities of an antibody with yttrium-90 radiation to effectively destroy lymphoma cells. Due to the radiation sensitivity of lymphoma cells, also the inner part of malignant cell clusters can be destroyed by the so-called crossfire effect. Zevalin(R) has proven to be effective in heavily pretreated patients who are refractory to prior antibody therapy. Zevalin(R) has also shown high efficacy in a comparative clinical trial with overall response rates significantly superior to antibody treatment alone.


Additional information

About Zevalin(R)
Zevalin(R) is the first commercially available radioimmunotherapy for low grade B-cell NHL. It combines the targeting power of an anti-CD20 monoclonal antibody with the radioisotope yttrium-90. It was approved by the US-FDA for use in the treatment of relapsed or refractory low-grade follicular or transformed NHL in February 2002 and approval from the EU commission is expected by end of 2003.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de


Find additional information at: www.schering.de/eng